FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                         For the month of February, 2003

                        Commission File Number: 333-07654


                                  ENDESA, S.A.
                 (Translation of Registrant's Name into English)

                            Principe de Vergara, 187
                               28002 Madrid, Spain
                     (Address of principal executive office)

                  Indicate by check mark whether the registrant
                     files or will file annual reports under
                        cover of Form 20-F or Form 40-F:
                    Form 20-F  X        Form 40-F
                             ----                ----

                   Indicate by check mark if the registrant is
                       submitting the Form 6-K in paper as
                        permitted by Regulation S-T Rule
                                   101(b)(1):
                    Yes                  No X
                       ---                ----

                   Indicate by check mark if the registrant is
                       submitting the Form 6-K in paper as
                        permitted by Regulation S-T Rule
                                   101(b)(7):
                    Yes                  No X
                       ---                 ----

                        Indicate by check mark whether by
             furnishing the information contained in this Form, the
          Registrant is also thereby furnishing the information to the
                                   Commission
      pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
                    Yes                   No X
                       ---                  ----

  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A
                                                        ---

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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                     ENDESA, S.A.

Dated: February 11, 2003                    By: /s/ Jacinto Parinete
                                               ---------------------------------
                                            Name: Jacinto Pariente
                                            Title: Manager of North America
                                            Investor Relations



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ENDESA Formalized a EUR 1,500 Million Loan Facility with 14 Leading
Financial Institutions

    NEW YORK--(BUSINESS WIRE)--Feb. 11, 2003--ENDESA (NYSE:ELE):

    The Transaction Will Diversify the Sources of Financing of ENDESA and It Will Extent the Debt Maturity Profile without Increasing the Overall Debt Level.

    -- The 5-year loan has been materialized under a "Club Deal" formula, more flexible than a Syndicated Loan.
    -- This transaction follows the EUR 500 million bond issued for 10 years under ENDESA's Euro Medium Term Notes program.
    -- Both transactions reflect the international capital markets confidence in ENDESA, and are part of the plan for extending the average life of debt without increasing the total amount outstanding.

    ENDESA (NYSE:ELE) has formalized today a EUR 1.5 billion financing transaction with a group of banks under a "Club Deal", a more flexible formula than a syndicated loan.
    The loan has a 5 years maturity, with semiannual amortization payments after a 4 -year grace period resulting in 4.5 years of average life.
    14 leading financial institutions have participated in the Club Deal, both domestic and internationals. The Documentation and Facility Agent has been The Royal Bank of Scotland (RBS) and the banks involved, including the latter, ING-BBL, Banesto, Credit Agricole Indosuez, JP Morgan Chase, Bank of Tokyo Mitsubishi, BNP-Paribas, Caja Madrid, HSBC, La Caixa, Banco Popular Espanol, Bank of China, Bayerische Landesbank Girozentrale y WestLB.
    This transaction diversify the sources of financing of ENDESA, S.A. and extends its debt maturity profile, without increasing the overall debt level.
    The loan, which has been formalized in a short period of time, is satisfactory for ENDESA both in terms of competitive financial conditions and in terms of the legal documentation. It is the first corporate financing transaction for ENDESA with more than one bank under the same contract.

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    The "Club Deal" closing follows the issue of a 10-year eurobond of
EUR500 million extendable, maturing in 21 February 2013, with a 5.375% annual coupon, under ENDESA's Euro Medium Term Notes program. Morgan Stanley and Deutsche Bank have lead this issue, that meets the demand of fixed-income investors for long-term assets.
    Both transactions represent new long-term funds for a total amount of EUR 2,000 million, and reflect the confidence in ENDESA of the more demanding international financial markets. These financing facilities, that are part of the strategy for reducing the debt level, reinforce ENDESA's liquidity position covering future funds needs.
    It is worth noting that in 2002, ENDESA reduced its total debt by EUR 2,300 million from the previous year and the average financial cost of the debt for the year was 5.06%, compared to 5.85% in 2001.

    CONTACT: ENDESA
             Jacinto Pariente, North America Investor Relations Office 212/750-7200
             http://www.endesa.es

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